UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated March 7, 2007

2.

News Release dated March 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: March 9, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-06 March 7, 2007

PORTAL STARTS EXPLORATION ON TIGER AND LA PAMPA URANIUM PROPERTIES

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the start of Phase I exploration on the Tiger and La Pampa uranium projects in the Provinces of Mendoza and Chubut, Argentina.  Phase I exploration, budgeted at US$400,000, has begun with mapping, sampling, surface radiometric spectrometer surveys and initiating permitting for up to 150 wide spaced drill holes. Phase II exploration will consist of approximately 20,000 - 25,000 meters of percussion or reverse circulation drilling to test the most favorable target areas.

The Tiger uranium project consists of five claims covering 26,069 hectares or 100 square miles surrounding the 1,000 hectare or 4 square mile Sierra Pintada open pit Uranium Mine owned by Comiscion Nacional de Energia Atomica (CNEA). Sierra Pintada produced 5 million lbs of U3O8 from 1974 through 1986 and has remaining resources of 20 million lbs U3O8 at an ore grade of 0.12% (CNEA Report January 2006). At the mine several deposits are localized within the western limb of a shallowly dipping fold structure. Mineralization is 5-20 meters thick within coarse ancient river channel gravels in the Los Reyunos Formation.

Portal has defined six separate target areas covering the southern, eastern, western and fault extensions of this favorable sandstone formation over a total strike length of 20 kilometers. The highest priority target lies on the southern boundary of the Sierra Pintada mine claims in the southern fold closure of the anticline structure which hosts the uranium mineralization. Close spaced drill holes on 50 to 100 meter centers are present on both sides of the Sierra Pintada - Portal claim boundary within shallowly dipping red hematized magnetic sandstones which, historically, have the best mineralization in the deposits. The second priority target is located 2 kilometers east of the Sierra Pintada deposit and is underlain by thick shallowly dipping sandstone exposures on the east limb of the anticline structure. Target areas 3 to 6 represent up thrown fault extensions of the favorable sandstone units. Red hematized sandstones with shallow dips are poorly exposed under thin alluvial cover along a potential strike of 6 to 10 kilometers and the target areas can be easily tested with a radiometric spectrometer survey and shallow drilling.

Portal’s La Pampa uranium project consists of nine exploration concessions covering 53,969 hectares or 208 square miles located 40 to 80 kilometers southwest of the Cerro Solo uranium deposit of CNEA. The Cerro Solo deposit has a resource of 10 million pounds of U3O8 and 3.3 million pounds of molybdenum at a grade of 0.30% U3O8 and 0.20% molybdenum (CNEA Report 1997). Deposits in the area are hosted within the Los Adobes Formation consisting of coarse-grained sandstones and conglomerate units representing ancient river channels. The Cerro Solo Deposit lies at a depth of 50 to 70 meters below the surface and was discovered by drilling down dip from two smaller deposits mined by open pit in the 1970’s that were associated with radiometric anomalies.

The La Pampa uranium project covers strong airborne uranium radiometric anomalies along a north south trending portion of the Los Adobes formation sandstones 45 kilometers long by 15 kilometers wide. Surface mapping and prospecting with spectrometers is currently underway to define drill targets within the outlined radiometric anomalies.

All work on the project is carried out by competent geological staff in Argentina under the overall guidance of Mr. Gary Nordin, P.Geo. British Columbia, the designated Qualified Person for the Anchoris project in accordance with National Instrument 43-101. All samples are delivered under chain of custody to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

News Release TSX-V: PDO 07-07 March 9, 2007

PORTAL PROPOSES AMENDMENTS TO SHARE PURCHASE WARRANTS

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce that the Company has made application to the TSX Venture Exchange to extend the expiry date and reduce the exercise price of 1,317,500 share purchase warrants that were issued as part of a private placement which closed on May 18, 2006. The Company has requested approval to extend the term of the warrants from May 18, 2007 to November 18, 2007 and to reduce the exercise price from $1.25 per share to $0.80 per share, subject to earlier expiry if the Company's closing share price exceeds $0.96 for ten consecutive trading days.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

"David Hottman"

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.